Exhibit 23.1
CONSENT OF LAROCHE PETROLEUM CONSULTANTS, LTD.,
INDEPENDENT PETROLEUM ENGINEERS

LaRoche Petroleum Consultants, Ltd. hereby consents to the use of the name and to references to our firm in the form and context in which they appear in the Current Report on Form 8-K being filed by Chesapeake Energy Corporation with the United States Securities and Exchange Commission on February 2, 2021 (the “Current Report”). We hereby further consent to the inclusion in the Current Report of estimates of oil and natural gas reserves contained in our report dated February 1, 2021, and to the inclusion of our report as an exhibit to the Current Report and in all current and future registration statements of the Company that incorporate by reference such Current Report.

/s/ LaRoche Petroleum Consultants, Ltd.
LaRoche Petroleum Consultants, Ltd.
Texas Registered Engineering Firm F-1360

February 2, 2021